

Mail Stop 3720

May 26, 2017

Mr. Charles Stewart
Chief Financial Officer
Altice USA, Inc.
1111 Stewart Avenue
Bethpage, NY 11714

> **Re:** **Altice USA, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 11, 2017**
> **File No. 333-217240**

Dear Mr. Stewart:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2017 letter.

Capitalization, page 51

1. Please give effect to the Organizational Transactions in a separate pro forma column before presenting your capitalization on a pro forma as adjusted basis to also give effect to the offering.

Unaudited Pro Forma Consolidated Financial Information, pages 65 - 70

2.   Please clarify in pro forma footnote (4) the source of the amounts reported as depreciation and amortization based on fair value and historical expense. In this regard, it is unclear why the amount reported as being based on fair value is not the total pro forma expense amount of $2,484,284.

3.   Regarding pro forma adjustment (7)(ii), it appears the reversal of deferred tax expense resulting from the remeasurement of Cequel's deferred tax liabilities is a one-time adjustment that will not have a continuing impact on the results of operations of the Company. Please remove pursuant to 11-02(b)(6) of Regulation S-X or advise us.

4.   It appears pro forma adjustment (7)(iii) will not have a continuing impact on the Company. Please remove pursuant to 11-02(b)(6) of Regulation S-X or advise us.

Comparison of Actual Results for the Three Months Ended March 31, 2017 compared to Pro Forma Results for the Three Months Ended March 31, 2016, pages 78 through 87

5.   Please disclose how the pro forma financial results for the three month period ended March 31, 2016 were prepared in accordance with Article 11 of Regulation S-X. Accompany this disclosure with an explanation of how the pro forma information presented was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.

Powerful Financial Model Driving Strong Returns, pages 145 - 146

6.   Please disclose that Adjusted EBITDA less revenue to capital expenditures is a Non-GAAP measure, describe how it is useful to management, and reconcile it to the most directly comparable GAAP measure. Please refer to Item 10(e)(i)(A) and (C) of Regulation S-K.

7.   Please tell us and disclose how you have realized the "substantial portion" of the $1.1 billion in operating cost savings you have derived as of March 31, 2017.

Altice USA, Inc. and Subsidiaries
Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

8.   Please revise to give effect to the Organizational Transactions in a pro forma balance sheet presented alongside the most recent historic balance sheet. You should also reflect in this pro forma information an accrual for the cash distributions paid to the Company's stockholders in April 2017.

Note 3. Business Combination, pages F-12 – F-14

9.   Please disclose the details of the acquisition consummated in the first quarter of 2017. Also, explain to us your consideration of Rule 3-05 of Regulation S-X.

Consolidated Statement of Stockholders' Equity, page F-40

10.   We note your response to comment 16. With a view towards clarifying disclosure, please explain to us why the Company's opening balance sheet at January 1, 2016 does not reflect a non-controlling interest representing the 30% interest not acquired in the Cequel Acquisition.

Note 14. Equity and Long-Term Incentive Plans, pages F-78 and F-79

11.   We note your response to comment 18. As previously requested, disclose that Neptune Management LP's ("Neptune") is the issuer of the units and clarify that Neptune has the obligation to repurchase Class C units held by employees of Altice USA, Altice N.V., and affiliated companies, and not the Company, or advise us.

12.   We note in your response to comment 19 that the Class C units are settled based upon Adjusted Fair Market Value. Please disclose and tell us how fair market value will be adjusted. Also, explain to us the basis for your conclusion that redemption at an amount other than fair value is consistent with an employee bearing the risks and rewards normally associated with equity share ownership.

Note 19. Unaudited Pro Forma Net Loss Per Share, page F-85

13.   Please revise this footnote and Note 16 on page F-34 to indicate that the pro forma per share data is giving effect to the shares to be issued in the Organizational Transactions.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-381 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Richard Alsop, Esquire
    Shearman & Sterling LLP